Morgan, Lewis & Bockius LLP
101 Park Avenue
New York, NY 10178-0060
Tel: 212.309.6000
Fax: 212.309.6001
www.morganlewis.com

Morgan Lewis
COUNSELORS AT LAW


03024913


RECD S.E.C.
JUL 3 0 2003
1086

Flavio A. Cardoso
Associate
(212) 309-6327
fcardoso@morganlewis.com

Exemption Number 82-3437

July 29, 2003


PROCESSED
AUG 12 2003
THOMSON
FINANCIAL
SUPPL

United States Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Corporación Financiera del Valle S.A.
Periodic Disclosure Pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

On behalf of Corporación Financiera del Valle S.A. (the "Company"), a corporation organized under the laws of Colombia, we hereby furnish the enclosed documents in compliance with the periodic disclosure requirements applicable to the Company pursuant to the exemption under Rule 12g3-2(b) ("Rule 12g3-2(b)") of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), granted to the Company.

Enclosed herewith is an English language translation of the notice to shareholders dated June 13, 2003 of the Company's Special General Shareholders Meeting held on July 1, 2003.

This information is being furnished under paragraph (b)(1)(iii) of Rule 12g3-2(b), with the understanding that such information and documents will not be deemed "filed" with the United States Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishings of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

dlw 7/31

Exemption Number 82-3437

If you have any questions, please feel free to call the undersigned.

Please date-stamp the enclosed copy of this letter and return it to our waiting messenger.

Very truly yours,



Flavio A. Cardoso

Enclosure

cc: Corporación Financiera del Valle S.A.
Luis H. Ustariz

Morgan, Lewis & Bockius LLP
Eduardo Vidal

THE PRESIDENT OF THE

FINANCIAL CORPORATION OF THE VALLEY INC.

SUMMONS:

To the Special General Assembly of Shareholders with Preferential Dividend and without Voting Rights that will be carried out on July 1°, 2003, in the offices of the Financial Corporation of the Valley INC., located in Calle 10 #4-47, 23rth floor, starting at 4:30p.m. o'clock.

Equally he convokes to the Special General Assembly of Shareholders to the Ordinary Shareholders and the Shareholders with Preferential Dividend and without Voting Rights that will be carried out on July 02, 2003, starting at 10:00 a.m. o'clock, in Room 5, 9th floor of the Executives Club, located in Avenida 4° Norte No. 23DN-65 in Cali.

The Agenda will be as follows for each one of the assemblies:

1. Verification of the Quorum
2. Reading of the Agenda
3. Statutory Reform - Increase of the Authorized capital
4. Capitalization of the Society - Emission of Stocks
5. Appointment of the Commission that on behalf of the Assembly study and approve the Act corresponding to the meeting.

It is requested to the Shareholders that cannot attend personally to the Assemblies, to designate an agent that represents them, in written addressed to the President of the Corporation, indicating the agent's name, that of the person in whom he/she can substitute the power, and the kind of stock that he/she represents.

ALEJANDRO ZACCOUR URDINOLA
President
Cali, June 13, 2003